lEGAL PROCEEDINGS  EX-99.77E

Pursuant to an examination of the Fund by the Securities and Exchange Commission ("SEC"), the SEC issued a letter in September, 1999 to the Fund identifying various deficiencies and violations of rules and regulations. The Fund reviewed the asserted deficiencies and violations and filed its response with the SEC. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.

On June 1, 1998, the Securities and Exchange Commission issued an Order Instituting Proceedings alleging, among other things, that John C. Power, the Fund's president, violated Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by participating in a manipulation of the market for stock in Premier Concepts, Inc. from approximately June, 1994 through December, 1994. There was no suggestion that Redwood's funds or assets were used, On March 9, 2001, an Initial Decision was issued in which it was determined that Mr. Power had engaged in the conduct alleged. The only sanction imposed was an order requiring him to cease and desist from committing or causing any violations or future violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. On March 29, 2001, Mr. Power petitioned the Commission for review of the Initial Decision, and, the Commission, in an opinion dated October 2, 2003, also concluded that Mr. Power engaged in the conduct alleged, and imposed a cease and desist order. Mr. Power has filed a Motion for Reconsideration with the Commission, which is pending.

A minority shareholder of TDP Energy Company filed a shareholders derivative action against the Company. The minority shareholder complaint alleges breach of fiduciary duties, mismanagement and misappropriation of assets. The case is in the discovery stage; however, Management believes the case is without merit and will vigorously contest the action. The Company is not able to estimate the amount of loss, if any, as a result of this action.